[Michigan Consolidated Gas Company Letterhead]

June 7, 2005

VIA ELECTRONIC TRANSMISSION (EDGAR)

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	Michigan Consolidated Gas Company Registration Statement on Form S-3 Filed on April 19, 2005 File No. 333-124169

Form 10-K for the fiscal year ended December 31, 2004 Filed on March 15, 2005 File No. 1-7310

Form 10-Q for the quarter ended March 31, 2005 Filed on May 10, 2005 File No. 1-7310

Dear Mr. Owings:

Set forth below are the responses of Michigan Consolidated Gas Company (the “Company”) to the comments of the staff of the Securities and Exchange Commission (“SEC”) contained in its letters to the Company dated May 19 and May 23, 2005. For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the comment letter, and is followed by the corresponding response.

Comment Letter dated May 19, 2005

FORM S-3 FILED APRIL 19, 2005

Where You Can Find More Information, page 22

1.	Please incorporate by reference your Form 10-Q for the period ended

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

March 31, 2005. See Rule 3-12 of Regulation S-X.

Response:

The Form 10-Q for the period ended March 31, 2005 will be incorporated into an amendment to the Form S-3, a draft of which is attached.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General

2.	Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

     Response:

     The Company will comply with this request.

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Intangible Assets, Including Software Costs, page 25

3.	We note that your intangible assets consist primarily of software which was internally-developed as well as purchased for use in your business. For the software you developed yourself, please supplementally tell us how you considered SOP 98-1 in the capitalization of software costs. Please ensure that your response includes the stage of software development, the anticipated service date, the eventual use of the software, and how the type of costs incurred qualifies for capitalization under this standard.

Response:

On April 6, 1998 the Company requested, and on June 2, 1998 received, Michigan Public Service Commission (“MPSC”) approval for accounting authority for treatment of computer-related costs. See the attached Application and Order in Case No. U-11669. The Company believes that, pursuant to Statement of Financial Accounting Standards (“SFAS”) 71 (¶4 and ¶7), the MPSC’s approval of its accounting treatment provides the appropriate basis for our capitalization policy. This order’s treatment of computer-related costs was not based on the stage of software development, but instead approved the

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

Company request for capitalization of the following cost categories: computer equipment costs, software fees, implementation costs for development, testing costs, data conversion and training and overhead costs, including administrative and general costs, Allowance for Funds Used During Construction (“AFUDC”) and employee benefits. The order further approved the amortization of such costs over a 15-year period.

Note that SOP 98-1 created a conflict between the MPSC’s Uniform System of Accounts (“USOA”) and Generally Accepted Accounting Principles (“GAAP”). Therefore, MichCon’s Application in Case No. U-11699 was essentially requesting affirmation that the MPSC’s historical accounting for software development, and the accounting which is still reflected in the MPSC’s USOA, would be utilized for the systems contemplated in that Application.

4.	Please disclose the weighted-average amortization periods of your intangible assets. See paragraph 44(a)(3) of SFAS 142.

Response:

The Company’s intangible assets had a weighted-average amortization of 15 years. The Company will disclose the weighted-average amortization periods of the intangible assets in future Form 10-K filings.

Note 3 — Regulatory Matters

Regulatory Assets and Liabilities, page 27

5.	We note you recorded a $29 million regulatory asset for probable recoverable environmental costs. We assume the difference between the asset and reserve of $22 million, shown on Schedule II, represents expended amounts. If otherwise, please explain and reconcile the two amounts.

Response:

The amount on Schedule II — Reserve included in Current Liabilities – Other and in Accrued Environmental Costs in Consolidated Statement of Financial Position at Year Ended December 31, 2004 for environmental costs is $23 million. The difference between the $29 million and the $23 million represents expended amounts net of the impact of the amortization of the asset.

6.	Please help us better understand the specific circumstances that gave rise to the recognition of a regulatory asset with respect to the $26 million of unbilled revenues disallowed in April 2005. Tell us how you determined that

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

such amounts were probable of recovery as of each reporting date. We are particularly interested to understand how the existence of the March 2003 disallowance of the $26.5 million of gas cost recovery expenses impacted your assessment of the probability of recovery of the $26 million asset, if at all. Also, with respect to your assessment of probability of recovery, please tell us what consideration was given to the proposal of an MPSC administrative law judge to disallow the $26 million asset prior to the final MPSC rate order.

Response:

In December 2001, the MPSC issued an order that permitted the Company to implement Gas Cost Recovery (GCR) factors up to $3.62 per Mcf for January 2002 billings and up to $4.38 per Mcf for the remainder of 2002. The Company’s GCR had been suspended from 1999 through 2001. During this GCR suspension period, the Company had charged a fixed price of $2.95 per Mcf; therefore, the Company’s December 2001 gas sales price was $2.95 per Mcf. The December 2001 MPSC order also allowed the Company to recognize a regulatory asset of approximately $14 million representing the difference between the Company’s proposed January 2002 factor of $4.38 per Mcf and the authorized factor of $3.62 per Mcf for volumes that were unbilled at December 31, 2001. In addition, the Company also booked normal unbilled revenue of approximately $12 million utilizing the authorized January factor of $3.62 per Mcf for December 2001 unbilled volumes.

Note that the Company’s GCR process requires consistent pricing for all volumes of gas that are billed in any month regardless of when the gas was actually delivered. Therefore, the Company’s normal unbilled accounting reflects unbilled volumes for any given month being priced at the GCR rate for the following month.

In April 2005, the MPSC issued an order in the Company’s 2002 GCR reconciliation case that required all December 2001 unbilled volumes to be booked at the December 2001 price of $2.95 per Mcf. This ruling disallowed recovery of the previously authorized $14 million regulatory asset that reflected the difference between the actual January factor of $3.62 per Mcf and the proposed factor of $4.38 per Mcf. In addition, this ruling also denied recovery of normal unbilled revenue that reflected the difference between the December 2001 factor of $2.95 per Mcf and the January 2002 factor of $3.62 per Mcf. The combination of these two adjustments, the denied recovery of the regulatory asset and the requirement to book December 2001 unbilled revenue at the December 2001 rate of $2.95 per Mcf rather than the January 2002 rate of $3.62 per Mcf, resulted in the $26 million unbilled disallowance.

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

Notwithstanding the administrative law judge’s (“ALJ”) recommendation to disallow the $26 million, the Company believed that it remained probable the MPSC would ultimately allow recognition of the December 2001 unbilled volumes at an overall rate of $4.38 per Mcf since the MPSC had authorized the regulatory asset of approximately $14 million and the Company’s normal unbilled accounting required booking December 2001 volumes at the January 2002 GCR rate of $3.62 per Mcf. It should be noted that MPSC orders can deviate from ALJ recommendations. The MPSC, pursuant to explicit statutory authority (Michigan Administrative Procedures Act) is always free to disagree with findings of fact and conclusions of law made by the ALJ. The Company’s normal unbilled accounting would, at a minimum, have required that the Company book December 2001 unbilled revenue at the January 2002 GCR factor of $3.62 per Mcf. In addition, the MPSC had authorized booking a regulatory asset for the difference between the billed January rate and the proposed January rate of $4.38 per Mcf. The MPSC’s April 2005 order effectively changed the Company’s unbilled accounting for one month, December 2001 and denied recovery of the previously authorized regulatory asset.

The March 2003 disallowance of $26.5 million had no impact on the Company’s assessment of the ultimate disposition of the unbilled revenue issue since these are two separate and distinct issues. The March 2003 storage decrement disallowance involved issues related to the Company’s gas purchasing activities and inventory cycling operations for 2001 and 2002. In contrast, the unbilled revenue issue centered around the transition from the fixed December 2001 price of $2.95 per Mcf to the January 2002 GCR factor of $3.62 per Mcf and the February through December 2002 GCR factor of $4.38 per Mcf. Accordingly, the March 2003 disallowance was not considered relevant to the Company’s assessment of the probability of recovery of the $26 million unbilled revenue asset.

7.	Tell us the specific circumstances that gave rise to the $26.5 million disallowance of gas costs recovered in 2001. Tell us how you determined that it was appropriate and consistent with the MPSC GCR mechanism to bill these costs to ratepayers at the amount billed. It appears from your disclosure that the revenues recorded exceeded the LIFO inventory cost recognized. We assume you reflected the collection of such costs as revenues in 2001 and subsequently reversed the revenues in 2002 upon resolution of GCR reconciliation process. Please advise.

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

Response:

During 2001, the Company was in the third year of the Customer Choice Program, a three-year voluntary program authorized by the MPSC giving the Company’s customers the option to choose alternative suppliers for gas (Order issued April 28, 1998 in Case No. 11682). Pursuant to the order authorizing that program, the Company, among other things, expanded a previous gas transportation program, suspended the GCR mechanism, froze its gas cost commodity charge at $2.95 per Mcf, froze its distribution rates and established an earnings-sharing mechanism. Under this arrangement, the Company was at risk for the acquisition of gas supplies at rates in excess of $2.95 per Mcf but would recognize a profit where it could obtain supply for less than $2.95 per Mcf. During 2001, the Company decremented its gas storage balances such that at year-end it recorded a total decrement of 19 Bcf. Because the Company uses the LIFO inventory costing methodology, we were able to use storage gas priced at approximately $0.40 per Mcf, thereby significantly reducing the 2001 cost of gas.

The lower storage balance necessitated additional purchases of gas in the open market during the first quarter of 2002, which later became an issue in the Company’s 2002 GCR Plan, Case No. U-13060. It was the Company’s position that its actions in 2001 were not subject to the then-suspended GCR mechanism and, therefore, it would constitute prohibited retroactive ratemaking were the MPSC to require adjustments to its rates. The order in that case was issued in March 2003. At that time, the Company recorded a reserve for $26.5 million, which was recorded in the 4th quarter of 2002 and disclosed in the 2002 Form 10-K. The $26.5 million disallowance in that order, which was affirmed in the April 2005 order in the 2002 GCR reconciliation case (Case No. U-13060-R), was calculated as the difference between the Company’s January through March 2002 weighted-average cost of gas and what would have been the Company’s 2001 LIFO rate multiplied by the 19 Bcf storage decrement. Thus, the disallowance is not based upon the effect of the LIFO decrement on 2001 revenue, but rather on an estimation of the effect on the 2002 cost of gas as determined by the MPSC in its order in the 2002 GCR Plan case. (See the attached MPSC orders in Case Nos. U-13060 and U-13060-R and Exhibit S-79 cited in U-13060.)

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2005

Gas Cost Recovery Proceedings, page 15

8.	Supplementally provide to us a roll forward of regulatory assets and regulatory liabilities, showing the impact of the final rate order. Based on the nominal change in Accrued gas cost recovery revenue and Regulatory

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

assets from December 31, 2004 to March 31, 2005 we assume that additional assets were recognized during the first quarter that offset the impact of the disallowance of previously recognized assets as a result of the April 2005 rate order. Please advise.

Response:

Below is a schedule detailing the balances of regulatory assets and liabilities at December 31, 2004 and March 31, 2005 and identifying the changes resulting from the MPSC orders issued in April 2005. (Environmental costs were affected by the MPSC order in the Company’s General Rate Case No. U-13898, which was also issued on April 28, 2005.)

(in Millions)	Balance at	Impact of	Quarterly	Balance at
	12/31/2004	Rate Orders	Operations	3/31/2005
Assets

Deferred Environmental Costs	$29.3	$(2.5)	$.5	$27.3
Unamortized loss on reacquired debt	33.6	-0-	(.4)	33.2
Accrued GCR revenue	54.6	(57.8)	55.8 *	52.6
Recoverable minimum pension liability	1.0	-0-	-0-	1.0

	118.5	(60.3)	55.9	114.1

Less amount included in current assets	(54.6)	57.8	(55.8)	(52.6)

	$63.9	$(2.5)	$.1	$61.5

Liabilities

Asset removal costs	$428.4	-0-	$3.9	432.3
Refundable income taxes	135.3	-0-	(2.6)	132.7
Accrued GCR potential disallowance	28.0	$(28.0)	-0-	-0-
Other	2.0	-0-	-0-	2.0

	593.7	(28.0)	1.3	567.0
Less amount included in current liabilities and other liabilities	(30.0)	28.0	-0-	(2.0)

	$563.7	-0-	$1.3	$565.0

*The increase represents the under-recovered GCR costs resulting from higher cost of gas than amounts recovered through the GCR factor applied to sales.

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
June 7, 2005

Supplemental Comment Letter dated May 23, 2005

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Controls and Procedures, page 47

1.	We note that your principal executive and financial officers concluded that your “controls and procedures are effectively designed to ensure that information....” Please be aware that Item 307 of Regulation S-K requires a conclusion as to the effectiveness of your disclosure controls and procedures, not simply a conclusion as to whether they are effectively designed. Please amend your Form 10-K for the Fiscal Year Ended on December 31, 2004 accordingly.

Response:

The requested change will be made. The Company will file an amended Form 10-K containing the revision, a draft of which is attached.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (313) 235-8484.

Very truly yours,

/s/ Daniel G. Brudzynski
Daniel G. Brudzynski Vice President and Controller